Filed by Dexter Corporation
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company: Dexter Corporation
                              Commission File No. 001-05542


[DEXTER LOGO]

Contact:

Kathleen Burdett
John Thompson
Dexter Corporation
860.292.7675
  or
Lewis Shuster
Invitrogen Corporation
760.603.7200



FOR IMMEDIATE RELEASE

DEXTER ANNOUNCES THE EXCHANGE RATIO FOR INVITROGEN MERGER

WINDSOR LOCKS, CONNECTICUT, September 11, 2000 -- Dexter Corporation (NYSE:DEX) said today the definitive exchange ratio for the merger of Dexter and Invitrogen Corporation (Nasdaq:IVGN) will be 1.0417. In accordance with the Dexter/Invitrogen merger agreement, this ratio was determined based on a pricing period in which the closing share price for Invitrogen was averaged over a 20-Nasdaq trading day period that ended today. The average closing price over the 20-day period was $56.67. Since the average price was below the agreed upon low end of the collar of $60, the exchange ratio was fixed at 1.0417 per the terms of the merger agreement. As a result, shareholders electing to receive only Invitrogen shares will receive 1.0417 Invitrogen shares for each of their Dexter shares. Shareholders electing to receive Invitrogen shares and cash (a "standard election") will receive $17.50 in cash and .75 of an Invitrogen share for each of their Dexter shares. Shareholders electing to receive all cash for their Dexter shares (at a price of $62.50 per share) will be subject to proration of the available cash which will depend upon the number of shareholders electing to receive cash for their shares.

On July 7, 2000 Dexter entered into a definitive merger agreement with Invitrogen. Under the terms of the Dexter/Invitrogen merger agreement after completion of the definitive exchange ratio pricing period, Dexter shareholders have the option to receive for each Dexter share: (i) $62.50 in cash, subject to proration; (ii) $17.50 in cash and .75 of a share of Invitrogen stock; or (iii) 1.0417 shares of Invitrogen stock. Approximately $410 million of cash (28 percent of the aggregate consideration) is available for the Dexter shareholders choosing either the all cash option or the cash and stock option. After payment of the $17.50 per Dexter share to all Dexter shareholders who make a standard election, the remaining cash pool will be available to be shared on a pro rata basis by any shareholders electing to receive only cash for their shares. If the remaining pool of cash is insufficient to satisfy all such elections in full, the remaining Dexter shares for which cash is not available will be converted into Invitrogen shares on a basis of 1.0417 Invitrogen shares for each Dexter share.

Based upon the closing price for Invitrogen shares on the Nasdaq today ($56.25), the value per Dexter share of a standard election is currently $59.69, and the value of an all stock election is currently $58.60.

Immediately following completion of the merger, the Exchange Agent, ChaseMellon Shareholder Services, will send to each shareholder a letter of transmittal, instructions and an election form for the shareholder to elect to exchange their Dexter shares for cash, Invitrogen shares or a combination of both. An election can validly be made only if ChaseMellon receives the shareholder's signed election form accompanied by the shareholder's Dexter certificates within fifteen (15) business days after the effective time of the merger. Assuming the effective time of the merger is on or about September 14, 2000, the fifteen day election period will end on or about October 5, 2000. Any shareholder who fails to make a valid election during this period will be deemed to have made a "standard" election.

Any statements in this press release that are not historical facts are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. These and other risks are detailed in the Company's filings with the Securities and Exchange Commission (SEC).

                   SPECIAL MATERIALS FOR SPECIAL EFFECTS

                                  # # # #

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Dexter and Invitrogen in connection with the proposed merger, and their interests in the solicitation, are set forth in the Proxy Statement/Prospectus, filed with the Securities and Exchange Commission by Invitrogen as part of Invitrogen's registration statement on Form S-4, which became effective August 14, 2000. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Dexter will be available free of charge by contacting Dexter Corporation, One Elm Street, Windsor Locks, Connecticut 06096, Attention: Investor Relations, (860) 292-7675. Documents filed with the SEC by Invitrogen may be obtained free of charge by contacting Invitrogen Corporation, Cheri Manis, 1600 Faraday Avenue, Carlsbad, California, 92008, (760) 603-7200. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE INVITROGEN TRANSACTIONS.